Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004



LAURA E. FLORES
202.739.5684
lflores@morganlewis.com



December 5, 2006



VIA EDGAR CORRESPONDENCE

Mr. Christian T. Sandoe
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:      RYDEX ETF TRUST (THE "TRUST") - POST EFFECTIVE AMENDMENT NO. 7
         --------------------------------------------------------------
         (FILE NOS. 333-101625 AND 811-21261)
         ------------------------------------

Dear Mr. Sandoe:

This letter responds to your comments to the Trust's Post-Effective Amendment No. 7, filed on August 18, 2006 for the purpose of introducing the Rydex S&P Equal Weight Consumer Discretionary ETF, Rydex S&P Equal Weight Consumer Staples ETF, Rydex S&P Equal Weight Energy ETF, Rydex S&P Equal Weight Financials ETF, Rydex S&P Equal Weight Health Care ETF, Rydex S&P Equal Weight Industrials ETF, Rydex S&P Equal Weight Materials ETF, Rydex S&P Equal Weight Technology ETF, and Rydex S&P Equal Weight Utilities ETF (each a "Fund" and collectively, the "S&P Equal Weight Sector ETF Series") into the Trust. The following summarizes your comments, and our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Funds' Prospectus and/or Statement of Additional Information ("SAI").

COMMENTS APPLICABLE TO THE PROSPECTUS:
--------------------------------------

1. COMMENT. Please consolidate the "Principal Risks" disclosure in each Fund's two-page spread.

         RESPONSE. We have not consolidated the "Principal Risks" disclosure in each Fund's two-page spread because we do not think Form N-1A precludes the collection of common risk return information in the forefront of the Prospectus followed by each Fund's specific Item 2 and Item 3 information. Form N-1A states only that this information is not to be preceded by "any other Item except the Cover Page (Item 1) or a table of contents meeting the requirements of rule 481(c) under the Securities Act." In compliance with this requirement, the "Common Risk/Return Information" section of the Prospectus is preceded only by the Cover Page and Table of Contents of the Prospectus.

         In addition, the Prospectus's current organization is consistent with the requirements set forth in Rule 421 under the Securities Act of 1933. In particular, Rule 421(b)(4)4 states that repeating disclosure "in different sections of the document that increases the size of the document but does not enhance the quality of the information" should be avoided. Repeating the principal risks associated with each Fund in each Fund's two-page spread will not only increase the size of the Prospectus significantly, but will have the effect of obscuring those risks that are not common to all of the Funds.

         Moreover, we think that the Prospectus's current organization aids the investor in understanding of the principal risks associated with each Fund. By presenting the principal risks that are common to each Fund in one location in the front of the Prospectus and the Fund-specific principal risks in each Fund's two-page spread, the investor is better able to compare the Funds and focus on those risks that are specific to each Fund.


2. COMMENT. Under the Rydex S&P Equal Weight Industrials ETF's "Principal Investment Strategy," please explain why the inclusion of commercial services and supplies companies is consistent with the other components of the S&P Equal Weight Index Industrials. In addition, please identify which industry's conglomerates the Fund intends to invest in.


         RESPONSE. The component companies of the Index are determined in accordance with the Global Industry Classification Standard ("GICS(R)"). The GICS Industrial Sector includes companies whose businesses are dominated by activities including the provision of commercial services and supplies, including printing, employment, environmental and office services.

         The Fund may invest in the conglomerates of any industry represented in the Industrial Conglomerates sub-industry of the GICS Industrial Sector. However, we have revised the second sentence under "Principal Investment Strategy" to make it more consistent with the description of the GICS Industrial Sector as follows (new language appears in bold for purposes of correspondence only):

         "The Index consists of the common stocks of COMPANIES WHOSE BUSINESSES ARE DOMINATED BY ONE OF THE FOLLOWING ACTIVITIES: THE MANUFACTURE AND DISTRIBUTION OF CAPITAL GOODS, INCLUDING AEROSPACE AND DEFENSE, CONSTRUCTION, ENGINEERING AND BUILDING PRODUCTS, ELECTRICAL EQUIPMENT AND INDUSTRIAL MACHINERY; OR THE PROVISION OF COMMERCIAL SERVICES AND SUPPLIES AND TRANSPORTATION SERVICES, INCLUDING air freight and logistics, airlines, and marine, road and rail transportation infrastructure."

3.       COMMENT.  Please  revise  the  information   under  "Underlying  Index
         Information," so that it is consistent with the index information provided in the SAI.

         RESPONSE. We have revised the information under "Underlying Index Information" accordingly.


COMMENTS APPLICABLE TO THE SAI:
-------------------------------

4. COMMENT. Under "Fundamental Policies of the Funds," please revise the Funds' eighth fundamental policy to remove the reference to "sector" in the first sentence.

         RESPONSE.   We  have  revised  the  Funds'  eighth  fundamental  policy accordingly.

                                       ***

I hereby acknowledge on behalf of the Rydex ETF Trust (the "Trust") that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact either John McGuire at 202.739.5654 or me at 202.739.5684.


Sincerely,



Laura E. Flores

c:  John McGuire, Esq.
    Joanna Haigney